UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2024

MASTERWORKS Vault 4, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12313

Delaware	93-2751431
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares, Series 356 Class A Ordinary Shares, Series 361 Class A Ordinary Shares, Series 363 Class A Ordinary Shares, Series 366 Class A Ordinary Shares, Series 367 Class A Ordinary Shares, Series 368 Class A Ordinary Shares, Series 376 Class A Ordinary Shares, Series 380 Class A Ordinary Shares, Series 381 Class A Ordinary Shares, Series 383 Class A Ordinary Shares, Series 385 Class A Ordinary Shares, Series 387 Class A Ordinary Shares, Series 389 Class A Ordinary Shares, Series 391 Class A Ordinary Shares, Series 392 Class A Ordinary Shares, Series 393 Class A Ordinary Shares, Series 395 Class A Ordinary Shares, Series 403 Class A Ordinary Shares, Series 404 Class A Ordinary Shares, Series 405 Class A Ordinary Shares, Series 407 Class A Ordinary Shares, Series 412 Class A Ordinary Shares, Series 416 Class A Ordinary Shares, Series 418 Class A Ordinary Shares, Series 419 Class A Ordinary Shares, Series 422 Class A Ordinary Shares, Series 424 Class A Ordinary Shares, Series 425 Class A Ordinary Shares, Series 426 Class A Ordinary Shares, Series 427 Class A Ordinary Shares, Series 428 Class A Ordinary Shares, Series 433 Class A Ordinary Shares, Series 434 Class A Ordinary Shares, Series 435 Class A Ordinary Shares, Series 437 Class A Ordinary Shares, Series 440 Class A Ordinary Shares, Series 448 Class A Ordinary Shares, Series 450 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 4, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on August 4, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork that we acquire will be owned by a separate series of the Company. Each series will raise investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

During all relevant times following the initial closing of each series offering, each series will hold title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2024, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

2

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), the Administrator will pay all of our ordinary ongoing operating costs and expenses and manage all management services relating to our business, each series and the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Due to the comprehensive nature of the Services Agreement, our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recorded based on the fair value of the SPC Preferred shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2024.

3

Income Taxes

We expect that each series will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses (other than for management fees deducted in connection with the Services Agreement) as of and for the period ended June 30, 2024.

Liquidity and Capital Resources of the Administrator

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2024 and as of June 30, 2023, respectively:

	June 30,
	2024	2023
Assets
Cash, cash equivalents and restricted cash	$24,458,733	$2,392,869
Investments in securities from affiliates	18,691,099	12,376,846
Property and equipment, net	429,878	726,778
Other assets	1,391,623	3,678,323
Total assets	$44,971,334	$19,174,816

Liabilities
Current liabilities	$2,765,713	$5,077,215
Long-term liabilities	9,819,328	-
Total liabilities	12,585,041	5,077,215

Member’s Equity	32,386,293	14,097,601
Total Liabilities and Member’s Equity	$44,971,334	$19,174,816

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future and we are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility entered into in April 2024. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and has not sold these equity interests for cash consideration in the past. Masterworks has generated operating losses and negative cash flows from operations since 2022.

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series’ operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its revenues, though such cash revenues may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

4

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of June 30, 2024, Masterworks has outstanding borrowings under the credit facility of $10 million, plus accrued interest. These borrowings, for which the Administrator is a co-obligor, become due and payable on November 30, 2025.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash revenues will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series.

Recent Developments in the Art Market

The global art market has experienced cyclical pressures in 2023 and the first half of 2024. While Contemporary auction sales fell by 12.8% in 2023, the decline was mainly driven by the Young Contemporary segment, highly sensitive to fluctuations in Asian demand. Blue-chip Contemporary artists like Jean-Michel Basquiat continue to command high prices, and average prices across the Contemporary category (excluding Young Contemporary artists) remain relatively stable over the past two years. The Post-War auction category experienced a more pronounced softening given its concentration among fewer artists, exposing the segment to drawdowns in single-artist markets. Notably, sales by female artists in 2023 grew by 8.1% from the previous year. After two consecutive years of growth, transaction volume in the dealer sector slowed, decreasing by 3% year-over-year to $36.1 billion in 2023. The stability of the dealer sector relative to public auctions may signal sellers’ reluctance to place valuable, high-quality works at auction amid heightened uncertainty. In the first half of 2024, the art market continued to perform in the face of cyclical pressures as New York sales drove art market performance. In May’s Marquee New York sales, lower price point sales performed well with the value and number of works sold below $2 million growing from the same period in 2023. Sell-through rates at auction improved, largely due to a healthy guarantee market, indicating price support. In addition, female artist markets and the South Asian market show promising growth.

We are otherwise not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork of each series which is contained in the Services Agreement.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 4, LLC

Consolidated Financial Statements

For the Period January 1, 2024 Through June 30, 2024

F-1

MASTERWORKS VAULT 4, LLC

Consolidated Balance Sheet

As of June 30, 2024

(Unaudited)

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433	Series 434	Series 435	Series 437	Series 440	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$1,610	1,187,475	16,680	100	100	100	100	110	110	110	110	110	800	19,700	3,200	100	110	6,120	110	100	110	6,100	100	100	2,900	600	100	100	100	100	100	100	283,100	305,791	582,600	17,860	1,389,738	3,826,554
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	1,610	1,187,475	16,680	100	100	100	100	110	110	110	110	110	800	19,700	3,200	100	110	6,120	110	100	110	6,100	100	100	2,900	600	100	100	100	100	100	100	283,100	305,791	582,600	17,860	1,389,738	3,826,554
Artwork	1,665,000	-	500,000	-	-	-	-	1,110,000	2,609,000	1,665,000	1,066,000	3,608,000	777,000	611,000	722,000	627,000	2,054,000	611,000	286,000	1,203,000	253,000	2,553,000	888,000	944,000	611,000	2,341,000	722,000	3,316,000	555,000	722,000	1,055,000	1,721,000	-	-	-	511,000	-	35,306,000
Total Assets	$1,666,610	1,187,475	516,680	100	100	100	100	1,110,110	2,609,110	1,665,110	1,066,110	3,608,110	777,800	630,700	725,200	627,100	2,054,110	617,120	286,110	1,203,100	253,110	2,559,100	888,100	944,100	613,900	2,341,600	722,100	3,316,100	555,100	722,100	1,055,100	1,721,100	283,100	305,791	582,600	528,860	1,389,738	39,132,554
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$1,500	1,183,600	16,580	-	-	-	-	-	-	-	-	-	700	19,600	3,100	-	-	6,020	-	-	-	6,000	-	-	2,800	500	-	-	-	-	-	-	283,000	303,940	582,500	17,760	1,383,240	3,810,340
Management services fee payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	928,880	-	323,780	-	-	-	-	-	-	-	-	-	192,000	308,540	51,600	-	-	408,920	-	-	-	773,540	-	-	247,980	10,500	-	-	-	500	50,000	-	-	-	-	306,420	-	3,603,160
Other amounts due to affiliates	-	3,775	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,751	-	-	6,398	11,924
Total Current Liabilities	930,380	1,187,375	340,360	-	-	-	-	-	-	-	-	-	192,700	328,140	54,700	-	-	414,940	-	-	-	779,540	-	-	250,780	11,000	-	-	-	500	50,000	-	283,000	305,691	582,500	324,180	1,389,638	7,425,424
Total Liabilities	$930,380	1,187,375	340,360	-	-	-	-	-	-	-	-	-	192,700	328,140	54,700	-	-	414,940	-	-	-	779,540	-	-	250,780	11,000	-	-	-	500	50,000	-	283,000	305,691	582,500	324,180	1,389,638	7,425,424
Members’ Equity:
Total Members’ Equity	$736,230	100	176,320	100	100	100	100	1,110,110	2,609,110	1,665,110	1,066,110	3,608,110	585,100	302,560	670,500	627,100	2,054,110	202,180	286,110	1,203,100	253,110	1,779,560	888,100	944,100	363,120	2,330,600	722,100	3,316,100	555,100	721,600	1,005,100	1,721,100	100	100	100	204,680	100	31,707,130

Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	11,760	12,380	17,540	9,100	36,760	-	-	-	4,240	8,540	-	2,560	6,000	2,040	-	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-	-	-	-	-	141,300
Members’ Equity	736,230	100	176,320	100	100	100	100	1,098,350	2,596,730	1,647,570	1,057,010	3,571,350	585,100	302,560	670,500	622,860	2,045,570	202,180	283,550	1,197,100	251,070	1,779,560	882,020	939,620	363,120	2,324,860	720,740	3,309,880	551,820	720,660	1,004,040	1,719,880	100	100	100	204,680	100	31,565,830

Total Liabilities And Members’ Equity	$1,666,610	1,187,475	516,680	100	100	100	100	1,110,110	2,609,110	1,665,110	1,066,110	3,608,110	777,800	630,700	725,200	627,100	2,054,110	617,120	286,110	1,203,100	253,110	2,559,100	888,100	944,100	613,900	2,341,600	722,100	3,316,100	555,100	722,100	1,055,100	1,721,100	283,100	305,791	582,600	528,860	1,389,738	39,132,554

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MASTERWORKS VAULT 4, LLC

Consolidated Balance Sheet

As of June 30, 2023

(Unaudited)

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433	Series 434	Series 435	Series 437	Series 440	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Artwork	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Assets	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Members’ Equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities And Members’ Equity	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MASTERWORKS VAULT 4, LLC

Consolidated Income Statement

For the period from January 1, 2024 through June 30, 2024

(Unaudited)

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433	Series 434	Series 435	Series 437	Series 440	Consolidated
Income:
Total Income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	-	-	-	-	-	-	8,400	12,380	12,480	8,040	27,120	-	-	-	4,240	8,540	-	2,160	6,000	1,920	-	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-	-	-	-	-	121,660
Total Expenses	-	-	-	-	-	-	-	8,400	12,380	12,480	8,040	27,120	-	-	-	4,240	8,540	-	2,160	6,000	1,920	-	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-	-	-	-	-	121,660
Net Income/(Loss)	$-	-	-	-	-	-	-	(8,400)	(12,380)	(12,480)	(8,040)	(27,120)	-	-	-	(4,240)	(8,540)	-	(2,160)	(6,000)	(1,920)	-	(6,080)	(4,480)	-	(5,740)	(1,360)	(6,220)	(3,280)	(940)	(1,060)	(1,220)	-	-	-	-	-	(121,660)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	-	-	-	-	-	-	(0.15)	(0.10)	(0.15)	(0.15)	(0.15)	-	-	-	(0.14)	(0.10)	-	(0.15)	(0.10)	(0.15)	-	(0.14)	(0.09)	-	(0.05)	(0.04)	(0.04)	(0.12)	(0.03)	-	-	-	-	-	-	-	(1.84)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	24,017	-	-	-	-	-	-	55,500	121,849	83,250	53,300	180,400	25,475	14,418	24,887	31,350	86,570	9,323	14,300	59,055	12,650	75,528	44,400	47,200	17,111	116,525	36,100	165,800	27,750	35,957	-	-	-	-	-	8,319	-	1,371,032

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS VAULT 4, LLC

Consolidated Income Statement

For the period from August 4, 2023 through June 30, 2023

(Unaudited)

	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433	Series 434	Series 435	Series 437	Series 440	Consolidated
Income:
Total Income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Total Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income/(Loss)	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MASTERWORKS VAULT 4, LLC

Consolidated Statement of Members’ Equity

(Unaudited)

Series 326
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	8,971	$179,420	$10	$179,430	1,000	$100	$179,530	-	$-	$179,530
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	27,835	556,700	-	556,700	-	-	556,700	-	-	556,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	36,806	$736,120	$10	$736,130	1,000	$100	736,230	-	-	$736,230

Series 356
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

F-6

Series 361
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	8,811	176,220	-	176,220	-	-	176,220	-	-	176,220
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	8,811	$176,220	$-	$176,220	1,000	$100	176,320	-	-	$176,320

Series 363
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

F-7

Series 366
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

Series 367
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

F-8

Series 368
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

Series 376
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	55,500	$1,110,000	$(3,350)	$1,106,650	1,000	$100	$1,106,750	168	$3,360	$1,110,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	420	8,400	8,400
Net income/(loss)	-	-	(8,400)	(8,400)	-	-	(8,400)	-	-	(8,400)
Balance at June 30, 2024	55,500	$1,110,000	$(11,750)	$1,098,250	1,000	$100	1,098,350	588	11,760	$1,110,110

F-9

Series 380
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	90,555	$1,811,100	$10	$1,811,110	1,000	$100	$1,811,210	-	$-	$1,811,210
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	39,895	797,900	-	797,900	-	-	797,900	-	-	797,900
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	619	12,380	12,380
Net income/(loss)	-	-	(12,380)	(12,380)	-	-	(12,380)	-	-	(12,380)
Balance at June 30, 2024	130,450	$2,609,000	$(12,370)	$2,596,630	1,000	$100	2,596,730	619	12,380	$2,609,110

Series 381
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	83,250	$1,665,000	$(5,050)	$1,659,950	1,000	$100	$1,660,050	253	$5,060	$1,665,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	624	12,480	12,480
Net income/(loss)	-	-	(12,480)	(12,480)	-	-	(12,480)	-	-	(12,480)
Balance at June 30, 2024	83,250	$1,665,000	$(17,530)	$1,647,470	1,000	$100	1,647,570	877	17,540	$1,665,110

F-10

Series 383
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	53,300	$1,066,000	$(1,050)	$1,064,950	1,000	$100	$1,065,050	53	$1,060	$1,066,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	402	8,040	8,040
Net income/(loss)	-	-	(8,040)	(8,040)	-	-	(8,040)	-	-	(8,040)
Balance at June 30, 2024	53,300	$1,066,000	$(9,090)	$1,056,910	1,000	$100	1,057,010	455	9,100	$1,066,110

Series 385
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	180,400	$3,608,000	$(9,630)	$3,598,370	1,000	$100	$3,598,470	482	$9,640	$3,608,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	1,356	27,120	27,120
Net income/(loss)	-	-	(27,120)	(27,120)	-	-	(27,120)	-	-	(27,120)
Balance at June 30, 2024	180,400	$3,608,000	$(36,750)	$3,571,250	1,000	$100	3,571,350	1,838	36,760	$3,608,110

F-11

Series 387
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	29,250	585,000	-	585,000	-	-	585,000	-	-	585,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	29,250	$585,000	$-	$585,000	1,000	$100	585,100	-	-	$585,100

Series 389
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	15,123	302,460	-	302,460	-	-	302,460	-	-	302,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	15,123	$302,460	$-	$302,460	1,000	$100	302,560	-	-	$302,560

F-12

Series 391
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	33,520	670,400	-	670,400	-	-	670,400	-	-	670,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	33,520	$670,400	$-	$670,400	1,000	$100	670,500	-	-	$670,500

Series 392
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	31,350	627,000	-	627,000	-	-	627,000	-	-	627,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	212	4,240	4,240
Net income/(loss)	-	-	(4,240)	(4,240)	-	-	(4,240)	-	-	(4,240)
Balance at June 30, 2024	31,350	$627,000	$(4,240)	$622,760	1,000	$100	622,860	212	4,240	$627,100

F-13

Series 393
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	52,674	$1,053,480	$10	$1,053,490	1,000	$100	$1,053,590	-	$-	$1,053,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	50,026	1,000,520	-	1,000,520	-	-	1,000,520	-	-	1,000,520
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	427	8,540	8,540
Net income/(loss)	-	-	(8,540)	(8,540)	-	-	(8,540)	-	-	(8,540)
Balance at June 30, 2024	102,700	$2,054,000	$(8,530)	$2,045,470	1,000	$100	2,045,570	427	8,540	$2,054,110

Series 395
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	10,104	202,080	-	202,080	-	-	202,080	-	-	202,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	10,104	$202,080	$-	$202,080	1,000	$100	202,180	-	-	$202,180

F-14

Series 403
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	14,300	$286,000	$(390)	$285,610	1,000	$100	$285,710	20	$400	$286,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	108	2,160	2,160
Net income/(loss)	-	-	(2,160)	(2,160)	-	-	(2,160)	-	-	(2,160)
Balance at June 30, 2024	14,300	$286,000	$(2,550)	$283,450	1,000	$100	283,550	128	2,560	$286,110

Series 404
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	60,150	1,203,000	-	1,203,000	-	-	1,203,000	-	-	1,203,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	300	6,000	6,000
Net income/(loss)	-	-	(6,000)	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2024	60,150	$1,203,000	$(6,000)	$1,197,000	1,000	$100	1,197,100	300	6,000	$1,203,100

F-15

Series 405
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	12,650	$253,000	$(110)	$252,890	1,000	$100	$252,990	6	$120	$253,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	96	1,920	1,920
Net income/(loss)	-	-	(1,920)	(1,920)	-	-	(1,920)	-	-	(1,920)
Balance at June 30, 2024	12,650	$253,000	$(2,030)	$250,970	1,000	$100	251,070	102	2,040	$253,110

Series 407
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	88,973	1,779,460	-	1,779,460	-	-	1,779,460	-	-	1,779,460
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	88,973	$1,779,460	$-	$1,779,460	1,000	$100	1,779,560	-	-	$1,779,560

F-16

Series 412
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	44,400	888,000	-	888,000	-	-	888,000	-	-	888,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	304	6,080	6,080
Net income/(loss)	-	-	(6,080)	(6,080)	-	-	(6,080)	-	-	(6,080)
Balance at June 30, 2024	44,400	$888,000	$(6,080)	$881,920	1,000	$100	882,020	304	6,080	$888,100

Series 416
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	47,200	944,000	-	944,000	-	-	944,000	-	-	944,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	224	4,480	4,480
Net income/(loss)	-	-	(4,480)	(4,480)	-	-	(4,480)	-	-	(4,480)
Balance at June 30, 2024	47,200	$944,000	$(4,480)	$939,520	1,000	$100	939,620	224	4,480	$944,100

F-17

Series 418
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	18,151	363,020	-	363,020	-	-	363,020	-	-	363,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	18,151	$363,020	$-	$363,020	1,000	$100	363,120	-	-	$363,120

Series 419
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	116,525	2,330,500	-	2,330,500	-	-	2,330,500	-	-	2,330,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	287	5,740	5,740
Net income/(loss)	-	-	(5,740)	(5,740)	-	-	(5,740)	-	-	(5,740)
Balance at June 30, 2024	116,525	$2,330,500	$(5,740)	$2,324,760	1,000	$100	2,324,860	287	5,740	$2,330,600

F-18

Series 422
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	36,100	722,000	-	722,000	-	-	722,000	-	-	722,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	68	1,360	1,360
Net income/(loss)	-	-	(1,360)	(1,360)	-	-	(1,360)	-	-	(1,360)
Balance at June 30, 2024	36,100	$722,000	$(1,360)	$720,640	1,000	$100	720,740	68	1,360	$722,100

Series 424
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	165,800	3,316,000	-	3,316,000	-	-	3,316,000	-	-	3,316,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	311	6,220	6,220
Net income/(loss)	-	-	(6,220)	(6,220)	-	-	(6,220)	-	-	(6,220)
Balance at June 30, 2024	165,800	$3,316,000	$(6,220)	$3,309,780	1,000	$100	3,309,880	311	6,220	$3,316,100

F-19

Series 425
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	27,750	555,000	-	555,000	-	-	555,000	-	-	555,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	164	3,280	3,280
Net income/(loss)	-	-	(3,280)	(3,280)	-	-	(3,280)	-	-	(3,280)
Balance at June 30, 2024	27,750	$555,000	$(3,280)	$551,720	1,000	$100	551,820	164	3,280	$555,100

Series 426
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	36,075	721,500	-	721,500	-	-	721,500	-	-	721,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	47	940	940
Net income/(loss)	-	-	(940)	(940)	-	-	(940)	-	-	(940)
Balance at June 30, 2024	36,075	$721,500	$(940)	$720,560	1,000	$100	720,660	47	940	$721,600

F-20

Series 427
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	50,250	1,005,000	-	1,005,000	-	-	1,005,000	-	-	1,005,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	53	1,060	1,060
Net income/(loss)	-	-	(1,060)	(1,060)	-	-	(1,060)	-	-	(1,060)
Balance at June 30, 2024	50,250	$1,005,000	$(1,060)	$1,003,940	1,000	$100	1,004,040	53	1,060	$1,005,100

Series 428
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	86,050	1,721,000	-	1,721,000	-	-	1,721,000	-	-	1,721,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	61	1,220	1,220
Net income/(loss)	-	-	(1,220)	(1,220)	-	-	(1,220)	-	-	(1,220)
Balance at June 30, 2024	86,050	$1,721,000	$(1,220)	$1,719,780	1,000	$100	1,719,880	61	1,220	$1,721,100

F-21

Series 433
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

Series 434
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

F-22

Series 435
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

Series 437
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	10,229	204,580	-	204,580	-	-	204,580	-	-	204,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	10,229	$204,580	$-	$204,580	1,000	$100	204,680	-	-	$204,680

F-23

Series 440
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	$-	$-	1,000	$100	100	-	-	$100

Consolidated
	Class A ordinary Shares				Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A						Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at August 4, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2024	551,600	$11,032,000	$(19,550)	$11,012,450	20,000	$2,000	$11,014,450	982	$19,640	$11,034,090
Class B shares issued upon entity formation	-	-	-	-	17,000	1,700	1,700	-	-	1,700
Share subscriptions settled - Net	1,033,567	20,671,340	-	20,671,340	-	-	20,671,340	-	-	20,671,340
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	6,083	121,660	121,660
Net income/(loss)	-	-	(121,660)	(121,660)	-	-	(121,660)	-	-	(121,660)
Balance at June 30, 2024	1,585,167	$31,703,340	$(141,210)	$31,562,130	37,000	$3,700	31,565,830	7,065	141,300	$31,707,130

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-24

MASTERWORKS VAULT 4, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2024 through June 30, 2024

(Unaudited)

Cash Flows from Operating Activities:	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433	Series 434	Series 435	Series 437	Series 440	Consolidated
Net income/(loss)	$-	-	-	-	-	-	-	(8,400)	(12,380)	(12,480)	(8,040)	(27,120)	-	-	-	(4,240)	(8,540)	-	(2,160)	(6,000)	(1,920)	-	(6,080)	(4,480)	-	(5,740)	(1,360)	(6,220)	(3,280)	(940)	(1,060)	(1,220)	-	-	-	-	-	(121,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	-	-	-	-	-	-	-	8,400	12,380	12,480	8,040	27,120	-	-	-	4,240	8,540	-	2,160	6,000	1,920	-	6,080	4,480	-	5,740	1,360	6,220	3,280	940	1,060	1,220	-	-	-	-	-	121,660
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	3,775	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,751	-	-	6,398	11,924
Net Cash Provided/(Used) in Operating Activities	-	3,775	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,751	-	-	6,398	11,924

Cash Flows from Investing Activities:
Purchase of artwork	-	-	(405,000)	-	-	-	-	-	(494,000)	-	-	-	(700,000)	(550,000)	(670,400)	(627,000)	(389,000)	(550,000)	-	(1,203,000)	-	(2,070,000)	(888,000)	(944,000)	(550,000)	(2,330,500)	(722,000)	(3,316,000)	(555,000)	(721,500)	(1,005,000)	(1,721,000)	-	-	-	(460,000)	-	(20,871,400)
Net Cash Provided/(Used) in Investing Activities	-	-	(405,000)	-	-	-	-	-	(494,000)	-	-	-	(700,000)	(550,000)	(670,400)	(627,000)	(389,000)	(550,000)	-	(1,203,000)	-	(2,070,000)	(888,000)	(944,000)	(550,000)	(2,330,500)	(722,000)	(3,316,000)	(555,000)	(721,500)	(1,005,000)	(1,721,000)	-	-	-	(460,000)	-	(20,871,400)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	100	100	100	100	100	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100	-	100	100	100	100	100	100	100	100	100	1,600
Net proceeds from unsettled subscriptions and investor subscription deposits	1,500	1,183,600	16,580	-	-	-	-	-	-	-	-	-	700	19,600	3,100	-	-	6,020	-	-	-	6,000	-	-	2,800	500	-	(500)	-	-	-	-	283,000	303,940	582,500	17,760	1,383,240	3,810,340
Proceeds from issuance of Class A ordinary shares	552,000	-	176,220	-	-	-	-	-	796,400	-	-	-	585,000	302,460	646,400	523,840	997,020	202,080	-	603,440	-	1,343,960	34,380	944,000	363,020	1,760,340	722,000	671,600	555,000	721,500	1,005,000	1,721,000	-	-	-	204,580	-	15,431,240
Proceeds from non-interest bearing advance from affiliate	-	-	251,640	-	-	-	-	-	400	-	-	-	660,540	371,820	-	-	1,000	374,820	-	174,000	-	755,100	-	-	281,280	-	-	500	-	-	-	-	-	-	-	342,460	-	3,213,560
Repayment of non-interest bearing advance from affiliate	(556,700)	-	(22,860)	-	-	-	-	-	(304,300)	-	-	-	(545,540)	(124,280)	-	-	(612,520)	(26,900)	-	(174,000)	-	(464,560)	-	-	(94,300)	-	-	-	-	-	-	-	-	-	-	(87,040)	-	(3,013,000)
Net Cash Provided/(Used) in Financing Activities	(3,200)	1,183,700	421,680	100	100	100	100	-	492,500	-	-	-	700,700	569,600	649,500	523,840	385,500	556,020	-	603,440	-	1,640,500	34,380	944,000	552,800	1,760,840	722,100	671,600	555,100	721,600	1,005,100	1,721,100	283,100	304,040	582,600	477,860	1,383,340	19,443,740

Net Change in Cash and Cash Equivalents	(3,200)	1,187,475	16,680	100	100	100	100	-	(1,500)	-	-	-	700	19,600	(20,900)	(103,160)	(3,500)	6,020	-	(599,560)	-	(429,500)	(853,620)	-	2,800	(569,660)	100	(2,644,400)	100	100	100	100	283,100	305,791	582,600	17,860	1,389,738	(1,415,736)
Cash and Cash Equivalents, beginning of period	4,810	-	-	-	-	-	-	110	1,610	110	110	110	100	100	24,100	103,260	3,610	100	110	599,660	110	435,600	853,720	100	100	570,260	-	2,644,500	-	-	-	-	-	-	-	-	-	5,242,290
Cash and Cash Equivalents, end of period	$1,610	1,187,475	16,680	100	100	100	100	110	110	110	110	110	800	19,700	3,200	100	110	6,120	110	100	110	6,100	100	100	2,900	600	100	100	100	100	100	100	283,100	305,791	582,600	17,860	1,389,738	3,826,554

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$4,700	-	-	-	-	-	-	-	1,500	-	-	-	-	-	24,000	103,160	3,500	-	-	599,560	-	435,500	853,620	-	-	570,160	-	2,644,400	-	-	-	-	-	-	-	-	-	5,240,100
Net payable to affiliate incurred for purchase of artwork	$150,000	-	45,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	230,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	425,000

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-25

MASTERWORKS VAULT 4, LLC

Consolidated Statement of Cash Flows

For the period from August 4, 2023 through June 30, 2023

(Unaudited)

Cash Flows from Investing Activities:	Series 326	Series 356	Series 361	Series 363	Series 366	Series 367	Series 368	Series 376	Series 380	Series 381	Series 383	Series 385	Series 387	Series 389	Series 391	Series 392	Series 393	Series 395	Series 403	Series 404	Series 405	Series 407	Series 412	Series 416	Series 418	Series 419	Series 422	Series 424	Series 425	Series 426	Series 427	Series 428	Series 433	Series 434	Series 435	Series 437	Series 440	Consolidated
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, end of period	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Non cash investing and financing activities:
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 4, LLC (the “Company”) was formed on August 4, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork that we acquire will be owned by a separate series of the Company. Each series will raise investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series will issue Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of the Offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series will hold title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding SPC as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-27

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-28

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A ordinary shareholders by the weighted-average Class A ordinary shares outstanding during the period. Fully-diluted weighted average Class A shares outstanding will also include Class A shares issuable upon: 1) exchange of SPC Prefered shares (as later defined in this Note); and, 2) conversion of Class B shares, if any, based upon the estimated fair value of the underlying Artwork. For any given Series in which a net loss for the period is presented, diluted net loss per share is the same as basic net loss per share for such period since the effect of potentially dilutive securities is anti-dilutive.

Income Taxes – The Company is a Delaware series limited liability company, and the Company will treat each series for tax as a separate partnership. As such, each series is generally not subject to federal or state income taxes. Accordingly, the taxable income or loss for each series, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the members of the series based upon their respective share of the series’ income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company and each series is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If any series of the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes for such series. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled subscriptions and investor subscription deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-29

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent 0% of a series’ members’ capital accounts in such series and a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-30

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum, commencing on the earliest closing date on which the applicable series offering is fully subscribed and at least 95% of the subscription proceeds for such offering have been received by the Company and continuing until the sale of the Artwork of a series. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. No management services fees are payable for the period prior to the closing of 95% of the applicable series offering.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay the Company for the rights to commercialize the Artwork of each series for the duration of the operations of the Company. Each series receives de minimis royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-31

3. FAIR VALUE MEASUREMENTS

Financial assets are recorded at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 - Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, each applicable series of the Company utilizes quoted market prices, broker or dealer quotations, or valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

To the extent that any series holds financial assets, the following table(s) present the fair value of such series’ financial assets determined using the inputs defined above (in thousands):

	Series 356
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$1,186,935	$-	$-	$1,186,935

Total assets	$1,186,935	$-	$-	$1,186,935

	Series 434
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$293,571	$-	$-	$293,571

Total assets	$293,571	$-	$-	$293,571

	Series 440
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$1,325,078	$-	$-	$1,325,078

Total assets	$1,325,078	$-	$-	$1,325,078

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artworks beneficially owned by each series, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company is subject to an exceptionally high level of concentration risk. The Artwork of any Company’s series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2024 and reflected their effects, if any, in these statements through September 26, 2024, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 26, 2024:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 448	Painting by Peter Doig	$638,000	31,900	8/15/2024
Series 450	Sculpture by Simone Leigh	$805,000	40,250	9/20/2024

F-32

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on August 10, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on August 10, 2023).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on August 10, 2023).*
6.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on August 10, 2023).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on August 10, 2023).*
6.3	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on August 10, 2023).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 9, 2024).*
6.5	Art Purchase Agreement for Series 376 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Form 1-A filed on August 10, 2023).*
6.7	Art Purchase Agreement for Series 380 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A POS filed on August 29, 2023).*
6.8	Art Purchase Agreement for Series 381 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Form 1-A POS filed on August 29, 2023).*
6.9	Art Purchase Agreement for Series 383 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Form 1-A POS filed on September 11, 2023).*
6.10	Art Purchase Agreement for Series 326 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Form 1-A POS filed on September 22, 2023).*
6.11	Art Purchase Agreement for Series 385 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Form 1-A POS filed on September 22, 2023).*
6.12	Art Purchase Agreement for Series 393 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Form 1-A POS filed on September 22, 2023).*
6.13	Art Purchase Agreement for Series 391 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.14	Art Purchase Agreement for Series 403 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.15	Art Purchase Agreement for Series 404 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.16	Art Purchase Agreement for Series 405 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A POS filed on October 6, 2023).*
6.17	Art Purchase Agreement for Series 387 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.18	Art Purchase Agreement for Series 389 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.19	Art Purchase Agreement for Series 395 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.20	Art Purchase Agreement for Series 407 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.21	Art Purchase Agreement for Series 412 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.22	Art Purchase Agreement for Series 425 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on January 9, 2024).*
6.23	Art Purchase Agreement for Series 419 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on November 13, 2023).*
6.24	Art Purchase Agreement for Series 424 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on November 22, 2023).*
6.25	Art Purchase Agreement for Series 392 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on December 8, 2023).*
6.26	Art Purchase Agreement for Series 416 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on December 8, 2023).*
6.27	Art Purchase Agreement for Series 422 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on January 17, 2024).*
6.28	Art Purchase Agreement for Series 426 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on February 8, 2024).*
6.29	Art Purchase Agreement for Series 427 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on February 8, 2024).*
6.30	Art Purchase Agreement for Series 418 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on March 1, 2024).*
6.31	Art Purchase Agreement for Series 428 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on March 1, 2024).*
6.32	Art Purchase Agreement for Series 433 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.33	Art Purchase Agreement for Series 434 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.34	Art Purchase Agreement for Series 435 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on March 12, 2024).*
6.35	Art Purchase Agreement for Series 437 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 26, 2024).*
6.36	Art Purchase Agreement for Series 440 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on March 26, 2024).*
6.37	Art Purchase Agreement for Series 356 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on April 26, 2024).*
6.38	Art Purchase Agreement for Series 361 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on April 26, 2024).*
6.39	Art Purchase Agreement for Series 363 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.40	Art Purchase Agreement for Series 366 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.41	Art Purchase Agreement for Series 367 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.42	Art Purchase Agreement for Series 368 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on May 23, 2024).*
6.43	Art Purchase Agreement for Series 448 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Form 1-A POS filed on August 7, 2024).*
6.44	Art Purchase Agreement for Series 450 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Form 1-A POS filed on September 13, 2024).*

* Filed Previously

6

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 4, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 26, 2024
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 26, 2024
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 26, 2024
Joshua B. Goldstein

7